Exhibit 99.1

Digital Video Systems, Inc.
Condensed Consolidated Balance Sheets
(In Thousands)
(Unaudited)

	March 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,038	$ 6,444
Restricted cash	5,745	6,186
Marketable debt securities	660	423
Accounts receivable, net	4,577	2,045
Accounts receivable – related party	2,921	3,176
Inventories, net	19,374	24,645
Prepaid expenses and other current assets	2,242	2,081
Note receivable – related party	732	732
Total current assets	39,289	45,732
Property and equipment, net	12,580	12,639
Intangibles	272	335
Other assets	421	65
Total assets	$ 52,562	$ 58,771
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 23,243	$ 26,051
Notes payable	4,799	3,603
Notes payable – related party	—	60
Accounts payable	8,835	11,903
Accounts payable – related party	—	524
Other payables	3,006	626
Accrued liabilities	2,069	1,953
Total current liabilities	41,952	44,720
Minority interest	6,863	8,186
Stockholders' equity		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 30,000,000 shares authorized; 10,160,317 and 8,881,090 shares issued and outstanding, respectively	1	1
Additional paid-in capital	79,838	77,650
Deferred compensation	—	(1)
Accumulated other comprehensive loss	1,902	1,521
Accumulated deficit	(77,994)	(73,306)
Total stockholders' equity	3,747	5,865
Total liabilities and stockholders' equity	$ 52,562	$ 58,771

Digital Video Systems, Inc.
Condensed Consolidated Statements of Operations
(In Thousands, except Per Share Amounts)
(Unaudited)

	Three Months Ended March 31,	
	2004	2003
Net revenue	$ 17,522	$ 27,682
Cost of revenue	18,514	27,060
Gross profit	(992)	622
Operating expenses:		
Research and development	1,745	1,313
Sales and marketing	931	800
General and administrative	2,325	2,024
Total operating expenses	5,001	4,137
Loss from operations	(5,993)	(3,515)
Interest expense, net	(317)	(252)
Other income (expense), net	(61)	899
Loss before minority interest and income taxes	(6,371)	(2,868)
Minority interest	1,683	879
Net loss	$ (4,688)	$ (1,989)
Basic and diluted net loss per share	$ (0.49)	$ (0.31)
Weighted average common shares and equivalent outstanding	9,624	6,391